UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Public Company with Authorized Capital
Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42
Company Registry (“NIRE”) No. 35.300.332.067

NOTICE TO THE MARKET

São Paulo, November 28, 2016 - Banco Santander (Brasil) S.A. ("Santander Brasil") was extremely pleased to receive the news that it was included in the 2017 portfolio of the Corporate Sustainability Index (ISE). Promoted by the BM&FBOVESPA, this index recognizes the companies with the best corporate sustainability performance.

The new portfolio includes 34 companies with 38 shares and represents 15 sectors, totaling R$1.31 trillion in market cap, on November 22, 2016, equivalent to 52.14% of the total market cap of the companies listed on the BM&FBOVESPA.

This year, the Bank improved its quantitative performance in five of the seven dimensions and obtained the maximum score in the qualitative analysis of the requested evidence.

The maintenance of Santander Brasil in this portfolio for the seventh year in a row underlines the Bank's commitment to sustainability and the engagement of our more than 48,000 employees in helping people and business to prosper.

Angel Santodomingo
Investor Relations Officer
Banco Santander (Brasil) S.A.
ri@santander.com.br www.santander.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 28, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer